UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-1

APPLICATION-DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

AGL Resources Inc.	Customer Care Services, Inc.
Atlanta Gas Light Company	Pivotal Energy Services, Inc.
AGL Rome Holdings, Inc.	Southeastern LNG, Inc.
Georgia Natural Gas Company	AGL Services Company
AGL Investments, Inc.	AGL Capital Corporation
AGL Networks, LLC	Global Energy Resource Insurance Corporation
AGL Energy Corporation	AGL Capital Trust I
AGL Propane Services, Inc.	AGL Capital Trust II
Trustees Investments, Inc.	AGL Capital Trust III

Ten Peachtree Place
Suite 1000
Atlanta, Georgia 30309

Chattanooga Gas Company
6125 Preservation Drive
Chattanooga, Tennessee 37416

Virginia Natural Gas, Inc.
5100 East Virginia Beach Boulevard
Norfolk, Virginia 23502

Sequent Energy Management, LP	Sequent Holdings, LLC
Sequent, LLC	Sequent Energy Marketing, LP
1200 Smith Street
Suite 900
Houston, Texas 77002

(Name of company or companies filing this statement and addresses of principal executive offices)

AGL Resources Inc.

(Name of top registered holding company of each applicant or declarant)

Bryan E. Seas, Vice President and Controller

AGL Resources Inc.

Ten Peachtree Place

Suite 1000

Atlanta, Georgia 30309

 (Name and address of agent for service)

We also request copies of any communication in connection with this matter be sent to:

Markian M. W. Melnyk

LeBoeuf, Lamb, Greene & MacRae, L.L.P.

1875 Connecticut Ave., N.W.

Washington, DC  20009-5728

Telephone:  (202) 986-8000

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Item 1. Description of Proposed Transaction.

A.

INTRODUCTION

In this Application, AGL Resources Inc. (AGL Resources), a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the Act), Atlanta Gas Light Company (AGLC), Chattanooga Gas Company (CGC), Virginia Natural Gas, Inc. (VNG) (AGLC, CGC and VNG are collectively referred to as the Utility Subsidiaries) and the additional companies listed on the signature page of this Application (collectively, the Applicants) seek approval pursuant to Sections 6(a), 7, 9, 10 and 12 of the Act and Rules  43, 45, 46, and 54 thereunder to engage in the various transactions set forth herein.

B.

BACKGROUND

By order dated October 5, 2000 (the Merger Order or Prior Order)1, the Securities and Exchange Commission (the Commission) authorized AGL Resources to acquire all of the issued and outstanding common stock of VNG.  AGL Resources registered as a holding company under the Act on October 10, 2000. AGL Resources owns directly all of the issued and outstanding common stock of three public utility companies within the meaning of the Act, AGLC, CGC and VNG. All of AGL Resources’ direct and indirect subsidiaries, other than the Utility Subsidiaries, are herein referred to as the “Non-Utility Subsidiaries.”  The Utility Subsidiaries and Non-Utility Subsidiaries are collectively referred to herein as the “Subsidiaries.”

C.

DESCRIPTION OF THE PARTIES

1.

AGL Resources

AGL Resources was incorporated on November 27, 1995, and is a registered public utility holding company subject to the requirements of the Act.  AGL Resources’ common stock has a five dollar ($5.00) par value and is listed and traded on the New York Stock Exchange under the symbol “ATG.”  As of June 30, 2003 AGL Resources had 63,731,156 shares of common stock issued and outstanding.

AGL Resources is the holding company for its directly-owned subsidiaries AGLC, CGC, VNG, Georgia Natural Gas Company (GNG), AGL Services Company, AGL Capital Corporation (AGL Capital), Global Energy Resource Insurance Corporation (GERIC), AGL Investments, Inc. (AGLI), and several indirectly-owned Subsidiaries.

1. AGL Resources Inc., Holding Co. Act Release No. 35-27243 (October 5, 2000).

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As of and for the six months ended June 30, 2003, AGL Resources had total assets of $3.66 billion, net utility plant assets of $2.07 billion, total operating revenues of $539.1 million, operating margin2 of $345.1 million and net income of $70.7 million.  As of June 30, 2003, AGL Resources, in conjunction with its subsidiaries, employed approximately 2,200 full-time employees.  As of and for the twelve months ended December 31, 2002, AGL Resources had total assets of $3.74 billion, net utility plant assets of $2.06 billion, total operating revenues of $877.2 million, operating margin of $609.0 million and net income of $103.0 million.

2.

Utility Subsidiaries

a.

Atlanta Gas Light Company

AGLC is a natural gas local distribution utility with distribution systems and related facilities serving 237 cities throughout Georgia, including Atlanta, Athens, Augusta, Brunswick, Macon, Rome, Savannah and Valdosta. AGLC also has approximately 6.0 billion cubic feet, or Bcf, of liquefied natural gas (LNG) storage capacity in three LNG plants to supplement the supply of natural gas during peak usage periods.

The Georgia Public Service Commission (Georgia Commission) regulates AGLC with respect to rates, maintenance of accounting records and various other service and safety matters.  As of and for the six months ended June 30, 2003, AGLC had total assets of $2.34 billion, total operating revenues of $249.9 million and net income of $40.1 million.  As of and for the twelve months ended December 31, 2002, AGLC had total assets of $2.37 billion, total operating revenues of $538.9 million and net income of $80.0 million.

AGLC owns all of the outstanding stock of AGL Rome Holdings, Inc.  AGL Rome Holdings, Inc. owns property associated with a former manufactured gas plant in Rome, Georgia.

b.

Chattanooga Gas Company

CGC is a natural gas local distribution utility with distribution systems and related facilities serving 12 cities and surrounding areas, including the Chattanooga and Cleveland areas of Tennessee. CGC also has approximately 1.2 Bcf of LNG storage capacity in its LNG plant.

The Tennessee Regulatory Authority (Tennessee Authority) regulates CGC with respect to rates, maintenance of accounting records and various other service and safety matters.  As of and for the six months ended June 30, 2003, CGC had total assets of $140.8 million, total operating revenues of $51.4 million and net

2. Operating margin represents operating revenues less cost of sales.

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income of $3.8 million.  As of and for the twelve months ended December 31, 2002, CGC had total assets of $142.7 million, total operating revenues of $75.3 million and net income of $7.0 million.

c.

Virginia Natural Gas, Inc.

VNG is a natural gas local distribution utility with distribution systems and related facilities serving eight cities in the Hampton Roads region of southeastern Virginia.  VNG owns and operates approximately 155 miles of a separate high-pressure pipeline that provides delivery of gas to customers under firm transportation agreements within the state of Virginia.  VNG also has approximately 5.0 million gallons of propane storage capacity in its two propane facilities to supplement the supply of natural gas during peak usage periods.

The Virginia State Corporation Commission (Virginia Commission) regulates VNG with respect to rates, maintenance of accounting records and various other service and safety matters.  As of and for the six months ended June 30, 2003, VNG had total assets of $648.3 million, total operating revenues of $201.0 million and net income of $17.7 million.  As of and for the twelve months ended December 31, 2002, VNG had total assets of $637.5 million, total operating revenues of $283.2 million and net income of $19.5 million.

3.

Non-Utility Subsidiaries

a.

Georgia Natural Gas Company

GNG, a wholly-owned subsidiary of AGL Resources, owns a non-controlling 70% financial interest in SouthStar Energy Services LLC (SouthStar).  SouthStar, a joint venture formed in 1998, markets retail natural gas and related services to industrial, commercial and residential customers, principally in Georgia. SouthStar is the largest marketer in Georgia with a market share of 38% and operates under the trade name Georgia Natural Gas. At the formation of SouthStar, GNG owned a 50% interest; however, in March 2003, AGL Resources, through GNG, purchased an additional 20% ownership interest in SouthStar.  Upon closing, GNG owned a non-controlling 70% financial interest in SouthStar and a subsidiary of Piedmont Natural Gas Company owned the remaining 30%. Although GNG owns 70% of SouthStar, GNG does not have a controlling interest as matters of significance require the unanimous vote of SouthStar’s governing board.  GNG and SouthStar are “gas-related companies” under Rule 58 of the Act.

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b.

AGL Investments, Inc.

AGLI is an intermediate holding company for AGL Resources’ investments in Sequent Energy Management, LP, AGL Networks, LLC (AGL Networks), AGL Propane Services, Inc. and AGL Energy Corporation and other Non-Utility Subsidiaries.

i)  Sequent, LLC is an intermediate holding company for Sequent Energy Management, LP; Sequent Energy Marketing, LP; and Sequent Holdings, LLC; collectively referred to as “Sequent.”  Sequent provides asset optimization, gas supply services, and wholesale marketing and risk management services for third parties and the Utility Subsidiaries. Asset optimization activities focus on capturing the value from idle or underutilized natural gas assets, typically by participating in transactions that balance the needs of varying markets and time horizons. These assets include rights to pipeline capacity, underground storage, and natural gas peaking services and facilities. Sequent related activities also include the aggregation of gas from other marketers and producers and its resale to third parties and the Utility Subsidiaries. In addition, Sequent may bundle this commodity with transportation and storage service and sell short-term and long-term gas supply on a delivered basis. The Sequent organization is a “gas-related company” under Rule 58 of the Act.

ii)  AGL Networks is a carrier-neutral provider of last-mile infrastructure and dark fiber solutions to a variety of customers in Atlanta, Georgia and Phoenix, Arizona.  AGL Networks is an exempt telecommunications company under Section 34 of the Act.

iii) AGL Propane Services, Inc. holds a 22.36% membership interest in US Propane L.P.; and AGL Energy Corporation holds a membership interest in US Propane, LLC, the general partner of US Propane L.P.  US Propane L.P. owns all of the general partnership interests and approximately 25% of the limited partnership interests, in Heritage Propane Partners, L.P. (Heritage). Heritage, a publicly-traded company, is a marketer of propane through a nationwide retail distribution network and is the fourth largest retail marketer of propane in the United States.

iv)  AGL Investments, Inc. is also the sole shareholder of the following active companies:  Trustees Investments, Inc., which owns a residential and retail development in Savannah, Georgia, located on or adjacent to manufactured gas plant sites; Customer Care Services, Inc.; Pivotal Energy Services, Inc. and Southeastern LNG, Inc.

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c.

AGL Services Company

AGL Services Company is a service company established in accordance with Section 13 of the Act.  AGL Services Company provides business services to AGL Resources and its various Subsidiaries.

d.

AGL Capital Corporation

AGL Capital is a financing subsidiary that provides for the ongoing financing needs of AGL Resources through a commercial paper program, the issuance of various debt and hybrid securities and other financing arrangements.

e.

AGL Capital Trust I, AGL Capital Trust II, and AGL Capital Trust III

AGL Capital Trust I, AGL Capital Trust II and AGL Capital Trust III are Delaware statutory business trusts established for the purpose of issuing trust preferred securities.  AGL Resources owns 100% of AGL Capital Trust I common stock and AGL Capital Trust I owns AGL Resources 8.17% Junior Subordinated Deferrable Interest Debentures.  AGL Capital owns 100% of AGL Capital Trust II’s common stock and AGL Capital Trust II owns AGL Capital 8% Junior Subordinated Deferrable Interest Debentures.  AGL Capital Trust III exists for the exclusive purposes of issuing and selling its Trust Preferred Securities and Common Securities, using the proceeds from the sale of these securities to acquire unsecured debt obligations of AGL Capital, and making distributions to the holders of Trust Securities.  As of the date hereof, no securities have been issued by AGL Capital Trust III.

f.

Global Energy Resource Insurance Corporation

GERIC, a captive insurance company, was formed under the Commission order dated April 13, 2001, Holding Co. Act Release No. 27378, to underwrite certain insurance for AGL Resources and its Subsidiaries.

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D.

OVERVIEW OF THE REQUESTS

The Applicants hereby request authorization to engage in the financing transactions set forth herein (Financing Transactions) during the period from the effective date of the order granted pursuant to this Application through March 31, 2007 (the Authorization Period).

The authority sought herein will replace and substitute for the authority granted by the Prior Order with respect to Financing Transactions, which authority expires on March 31, 2004.

The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes, including the financing, in part, of the capital expenditures and working capital requirements of AGL Resources and its Subsidiaries, for the acquisition, retirement or redemption of securities previously issued by AGL Resources or the Subsidiaries, and for authorized investments in companies organized in accordance with Rule 58 under the Act, exempt wholesale generators (EWGs), foreign utility companies (FUCOs), exempt telecommunications companies (ETCs) and for other lawful purposes.

The approval by the Commission of this Application will give the Applicants flexibility to respond quickly and efficiently to their financing needs and to changes in market conditions, which will allow them to carry on business activities designed to provide benefits to their customers and AGL Resources’ shareholders. Approval of this Application is consistent with the Prior Order and existing Commission precedent.3

3. See e.g., Pepco Holdings Inc., Holding Co. Act Release No. 27557 (July 31, 2002); E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); First Energy Corporation, Holding Co. Act Release No. 27459 (Oct. 29 2001); Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999); and Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998).

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The authorizations for Financing Transactions and other approvals requested herein relate to:

1.

issuances and sales of securities or borrowings during the Authorization Period by AGL Resources of up to $5 billion at any time outstanding (AGL Resources External Limit);

2.

issuances by AGL Resources of guarantees and other forms of credit support in an aggregate amount of $1 billion at any time outstanding (AGL Resources Guarantee Limit);

3.

issuances by the Utility Subsidiaries of guarantees and other forms of credit support with respect to the obligations of their respective subsidiaries;

4.

short-term borrowings by AGLC and CGC;

5.

hedging transactions by AGL Resources and the Utility Subsidiaries with respect to their indebtedness;

6.

reorganization of the current combined system money pool into separate utility and non-utility money pools, and borrowings by the Subsidiaries under the new money pools;

7.

changes in the terms of any wholly-owned Subsidiary’s authorized capital stock capitalization;

8.

payment of dividends out of capital or unearned surplus by Subsidiaries;

9.

acquisition by AGL Resources and the Subsidiaries of the equity securities of one or more special purpose subsidiaries (Financing Subsidiaries) organized solely to facilitate a financing transaction and to guarantee the securities issued by Financing Subsidiaries;

1.

restructuring of AGL Resources’ non-utility interests from time to time, including the establishment of one or more intermediate subsidiaries (Intermediate Subsidiaries) organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Non-Utility Subsidiaries; and

11.

issuance of up to 22 million shares of common stock under dividend reinvestment and stock-based management incentive and employee benefit plans (Common Stock Plan Limit).

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E.

FINANCING AUTHORIZATION

1.

Parameters for Financing Transactions

Authorization for Financing Transactions under the Prior Order expires March 31, 2004.  The Applicants now seek a new omnibus financing authorization to provide for the Applicants’ anticipated financing needs through March 31, 2007.  The AGL Resources External Limit, the AGL Resources Guarantee Limit and the AGLC and CGC borrowing limits stated herein would apply only to securities and guarantees issued and outstanding during the Authorization Period.

Financings will be subject to the following limitations (Financing Limitations):

a.

the cost of money on debt financings and the dividend rate on preferred stock or other types of preferred or equity-linked securities under the authorizations requested will be consistent with those of similar securities of comparable credit quality and maturities issued by other companies;

b.

the maturity of indebtedness will not exceed fifty years;

c.

the underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security will be consistent with an amount or percentage of the principal or total amount of the security being issued that would be charged to or paid by other companies with a similar credit rating and credit profile in a comparable arm’s-length credit or financing transaction; and

d.

AGL Resources, on a consolidated basis, and the Utility Subsidiaries, individually, will maintain common stock equity as a percentage of total capitalization of at least 30% as of the end of each fiscal quarter; provided however, that AGL Resources, on a consolidated basis, may maintain common stock equity as a percentage of total capitalization of no less than 20% for a period of two consecutive quarters during the Authorization Period as a result of extraordinary capital market events or to allow AGL Resources to take advantage of acquisition opportunities that may arise, so long as AGL Resources maintains investment grade status on issuances.

In addition, all rated securities issued under the authorization requested in this Application will, at the time of issuance, be rated as investment grade by at least one nationally recognized statistical rating organization (NRSRO).4  Applicants request that the Commission reserve jurisdiction over the issuance of any rated securities that are not rated as investment grade by at least one NRSRO.

4. The term “nationally recognized statistical rating organization” shall have the same meaning as used in Rule 15c3-1(c)(2)(vi)(F), 17 CFR 240.15c3-1(c)(2)(vi)(F).

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2.

Financial Condition

a.

Capital Structure:  AGL Resources’ capital structure as of June 30, 2003, is shown in the following table:

	($ millions)	% of Total Capitalization
Short-term debt	$ 147.5	7.1%
Current portion of long-term debt	95.3	4.6
Senior and Medium-Term Notes (net of interest rate swaps of $2.3 million)	696.8	33.8
Trust Preferred Securities (net of interest rate swaps of $6.7 million)	228.3	11.1
Total debt	1,167.9	56.6
Common shareholders’ equity, less shares held in treasury	895.9	43.4
Total capitalization	$2,063.8	100.0%

a.

Current Debt Ratings:  The debt ratings of AGL Resources and certain of its Subsidiaries are set forth below:

Company/Type of facility	Moody’s	S&P	Fitch
AGL Resources/AGL Capital Corporation Commercial Paper(1)	P-2	A-2	F-2
AGL Resources/AGL Capital Corporation Senior Notes(1)	Baa1	BBB+	A-
AGL Resources/AGL Capital Trust I Trust Preferred Securities(1)	Baa2	BBB	BBB+
AGL Resources/AGL Capital Trust II Trust Preferred Securities(1)	Baa2	BBB	BBB+
Atlanta Gas Light Company Medium-Term Notes(2)	A3	A-	A

(1)  AGL Resources guarantees payment of these securities subject to the terms and conditions of various Guarantee Agreements.

(2)  CGC and VNG currently have no externally-held securities and therefore are not rated by any NRSRO.

1.

Description of Specific Types of Financing

a.

AGL Resources External Financing

AGL Resources seeks authorization to issue equity and debt securities aggregating not more than the AGL Resources External Limit at any one time outstanding during the Authorization Period.  Such securities could include, but would not necessarily be limited to, common stock, preferred stock, preferred stock equivalent securities, options, warrants, purchase contracts, units (consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities), long- and short-term debt (including commercial paper), convertible securities, subordinated debt, bank borrowings and securities with call or put options.  In addition, AGL Resources also seeks authorization to issue shares of common stock or options to purchase shares under stock purchase/dividend reinvestment plans and stock-based management incentive and employee benefit plans up to the Common Stock Plan Limit.  Securities issued under the Common Stock Plan Limit would not reduce the AGL Resources’ capacity to issue securities under the AGL Resources External Limit.  Further, AGL Resources may also issue guarantees up to the AGL Resources Guarantee Limit and enter into interest rate swaps and hedges as described below.

b.

Common Stock

AGL Resources seeks authority to issue common stock in an aggregate amount outstanding not to exceed the AGL Resources External Limit at any time during the Authorization Period.  Specifically, AGL Resources proposes to issue and sell common stock, options, warrants, purchase contracts, units, other stock purchase rights exercisable for common stock and securities with some of the characteristics of AGL Resources common stock.

AGL Resources may perform common stock financings pursuant to underwriting agreements of a type generally standard in the industry.  Public distributions may be made by private negotiation with underwriters, dealers or agents as discussed below or through competitive bidding among underwriters.  In addition, sales may be made through private placements or other non-public offerings to one or more persons.  All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.  Underwriters may resell common stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.  AGL Resources also may grant underwriters a “green shoe” option permitting common stock to be offered solely for the purpose of covering over-allotments.

AGL Resources also seeks authorization to issue common stock or options, warrants or other stock purchase rights exercisable for common stock in public or privately negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any equity securities or assets has been authorized by the Commission or is exempt under the Act or rules under the Act.

The ability to offer stock as consideration may make a transaction more economical for AGL Resources as well as for the seller of the business.  For purposes of calculating compliance with the AGL Resources External Limit, AGL Resources’ common stock would be valued based upon the negotiated agreement between the buyer and the seller.

c.

Equity Compensation Plans

AGL Resources proposes, from time to time, during the Authorization Period to issue and/or acquire in open market transactions or by some other method that complies with applicable law and Commission interpretations then in effect, up to 22 million shares of AGL Resources common stock under AGL Resources’ dividend reinvestment plan, certain incentive compensation plans and other employee benefit plans currently existing or that may be adopted in the future.  For example, AGL Resources currently maintains the following stock-based benefit plans for employees:  (i) the AGL Resources Inc. Long–Term Incentive Plan (LTIP) (which provides for the grant of performance units, restricted stock and incentive and nonqualified stock options to key employees); (ii) the AGL Resources Inc. Long–Term Stock Incentive Plan (which is the predecessor plan to the LTIP); (iii) the AGL Resources Inc. Retirement Savings Plus Plan (which is a tax–qualified retirement plan that allows for, among other investments, employee investments in AGL Resources’ common stock); (iv) the AGL Resources Inc. Nonqualified Savings Plan (which is a nonqualified deferred compensation plan that allows for, among other investments, employee investments in AGL Resources’ common stock, (v) the AGL Resources Employee Stock Purchase Plan (which allows employees to purchase shares of AGL Resources’ common stock at a discount) and (vi) the AGL Resources Inc. 1996 Non–Employee Directors Equity Compensation Plan (which provides for the issuance of stock options and restricted stock to non-employee directors of AGL Resources).  These plans are described in greater detail in AGL Resources’ 2002 Annual Report to Shareholders.

d.

Preferred Stock

AGL Resources may issue preferred stock from time to time during the Authorization Period.  Preferred stock or other types of preferred or equity-linked securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by AGL Resources’ board of directors.  Dividends or distributions on preferred stock or other preferred securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend payments for specified periods.  Preferred stock or other preferred securities may be convertible or exchangeable into shares of AGL Resources’ common stock or unsecured indebtedness.

e.

Long-Term Debt

AGL Resources proposes to issue long-term debt in accordance with the conditions described in Item 1.E.1 - “Parameters for Financing Transactions” above.  Any long-term debt security would have the maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as AGL Resources may determine at the time of issuance.  Any long-term debt: (i) may be convertible into any other authorized securities of AGL Resources; (ii) will have maturities ranging from one to fifty years; (iii) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount; (iv) may be entitled to mandatory or optional sinking-fund provisions; (v) may provide for reset of the coupon pursuant to a remarketing arrangement; (vi) may be subject to tender or the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event; (vii) may be called from existing investors by a third party or (viii) may be entitled to the benefit of financial or other covenants.  The request for authorization for AGL Resources to issue long-term debt securities is consistent with authorization that the Commission has granted to other registered holding companies in the natural gas industry.5

f.

Short-Term Debt

AGL Resources requests authorization to issue directly, or indirectly through special purpose financing entities existing or to be formed under the authorization requested herein, short-term debt including, but not limited to, institutional borrowings, commercial paper and bid notes.  Issuance of short-term debt will be under terms determined by AGL Resources at the time of issuance and in accordance with the conditions described in Item 1.E.1 – “Parameters for Financing Transactions” above.  Short-term debt issued by AGL Resources will be unsecured.  Proceeds of any short-term debt issuance may be used to refund short-term debt, to refund maturing long-term debt, and to provide financing for general corporate purposes, working capital requirements and Subsidiary capital expenditures until long-term financing can be obtained.

AGL Resources maintains committed lines of bank credit for $500 million with various banks.  Sequent maintains an unsecured line of credit in the current amount of $15 million for the posting of margin deposits, which is guaranteed by AGL Resources.

AGL Resources may sell commercial paper, from time to time, in established domestic or European commercial paper markets.  Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally.  It is expected that the dealers acquiring commercial paper from AGL Resources will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors.  Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

5. See Colmbia Energy Group, Holding Co. Act Release No. 27035 (June 8, 1999).

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AGL Resources may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

To the extent credit is extended under either commercial paper or short-term debt facilities during the Authorization Period, these amounts would be included within the AGL Resources External Limit and would be subject to the parameters in Item 1.E.1 – “Parameters for Financing Transactions” above.

g.

Hedges and Interest Rate Risk Management

AGL Resources and its Utility Subsidiaries requests authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements.  Hedges, in addition to the foregoing sentence, may also include the issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or agency (e.g, Federal National Mortgage Association) obligations or LIBOR-based swap instruments (collectively, Hedging Instruments).  AGL Resources would employ Hedging Instruments as a means of prudently managing the risk associated with any of its outstanding debt by, in effect, synthetically (i) converting variable-rate debt to fixed-rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable-rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities.  In no case will the notional principal amount of any Hedging Instrument exceed that of the underlying debt instrument and related interest rate exposure.  Thus, AGL Resources will not engage in “leveraged” or “speculative” transactions.  The underlying interest rate indices of such Hedging Instrument will closely correspond to the underlying interest rate indices of AGL Resources’ debt to which such Hedging Instrument relates.  Off-exchange Hedging Instruments would be entered into only with counterparties whose senior debt ratings are investment grade as determined by any one of Standard & Poor’s, Moody’s Investors Service, Inc. or Fitch IBCA, Inc. (Approved Counterparties).

In addition, AGL Resources requests authorization to enter into Hedging Instruments with respect to anticipated debt offerings (Anticipatory Hedges), subject to certain limitations and restrictions.  Anticipatory Hedges would only be entered into with Approved Counterparties, and would be used to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedging Instruments (Forward Sale), (ii) the purchase of put options on Hedging Instruments (a Put Options Purchase), (iii) a Put Options Purchase in combination with the sale of call options on Hedging Instruments (a Zero Cost Collar), (iv) transactions involving the purchase or sale, including short sales, of Hedging Instruments, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

Hedging Instruments may be executed on-exchange (On-Exchange Trades) with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, the opening of over-the-counter positions with one or more counterparties (Off-Exchange Trades), or a combination of On-Exchange Trades and Off-Exchange Trades.  AGL Resources will determine the optimal structure of each Hedging Instrument transaction at the time of execution.

To the extent such securities are not exempt under Rule 52(a), the Utility Subsidiaries request authorization to enter into the transactions described in this Item 1.E.3g - “Hedges and Interest Rate Risk Management” on the same terms applicable to AGL Resources.

h.

Guarantees

AGL Resources and its Utility Subsidiaries request authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support (Guarantees) with respect to the obligations of their respective Subsidiaries as may be appropriate or necessary to enable such Subsidiaries to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed the AGL Resources Guarantee Limit outstanding at any one time (not taking into account obligations exempt under Rule 45) with respect to guarantees issued by AGL Resources and $300 million, $75 million and $150 million with respect to guarantees issued by AGLC, CGC and VNG, respectively (the Utility Guarantee Limit).6  All debt guaranteed will comply with the conditions in Item 1.E.1 - “Parameters for Financing Transactions.” Included in this amount are Guarantees entered into by AGL Resources that were previously issued in favor of its Subsidiaries to the extent that they remain outstanding during the Authorization Period.  The limit on Guarantees is separate from the AGL Resources External Limit.  Currently, AGL Resources guarantees credit exposures in Sequent’s energy marketing and risk management business and certain obligations with respect to SouthStar.  As of June 30, 2003, AGL Resources had issued and had outstanding Guarantees on behalf of Subsidiaries in an aggregate amount of approximately $321.8 million.

6. AGL Capital is a financing subsidiary that relies on an AGL Resources guarantee for its credit. Borrowings by AGL Capital are considered to be securities issued by AGL Resources.  AGL Resources’ guarantee of AGL Capital’s liabilities is not included within AGL Resources’ total external guarantees and other forms of credit support for monitoring adherence to the AGL Resources Guarantee Limit.

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Certain Guarantees may be in support of obligations that are not capable of exact quantification.  In these cases, AGL Resources and the Utility Subsidiaries will determine the exposure under a Guarantee for purposes of measuring compliance with the appropriate guarantee limit by appropriate means, including estimation of exposure based on potential payment amounts.  Each Subsidiary could be charged a fee for any Guarantee provided on its behalf that is not greater than the cost, if any, incurred by the guarantor in obtaining the liquidity necessary to perform the Guarantee for the period of time the Guarantee remains outstanding.

i.

Subsidiary Financings

AGL Resources seeks authorization to finance the capital requirements of its Subsidiaries and to fund their authorized or permitted businesses through the acquisition of the securities of Subsidiaries issued under the Commission's rules, regulations or orders, and within any limits applicable to investments in EWGs, FUCOs and Rule 58 subsidiaries.  In addition, subject to the same limits, AGL Resources seeks authorization to issue guarantees and other forms of credit support on behalf of its Subsidiaries in support of their authorized or permitted businesses.

AGLC and CGC propose to issue up to $750 million and $250 million, respectively, of short-term debt consisting of commercial paper, secured or unsecured bank loans and borrowings under the Utility Money Pool, at any one time outstanding during the Authorization Period.  These issuances of securities will comply with the parameters for the financing described above.

The Utility Subsidiaries may find it necessary or desirable to issue certain types of securities during the Authorization Period that are not exempt from prior Commission approval.  The Utility Subsidiaries request that the Commission reserve jurisdiction over the issuance and amount of these additional types of securities pending completion of the record.

If a Utility Subsidiary elects to issue commercial paper, either under Rule 52 of the Act or under an applicable Commission order, each Utility Subsidiary requests that it be authorized to be made party to any AGL Resources’ credit facility as back-up to the commercial paper.

j.

Authorization and Operation of the Money Pools

AGL Resources and the Utility Subsidiaries request authorization to conduct a Utility Money Pool, and the Utility Subsidiaries also request authorization to make unsecured short-term borrowings from the Utility Money Pool, to contribute surplus funds to the Utility Money Pool, and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool.

In addition, to the extent not exempt under Rule 52(b), AGL Resources and the Non-Utility Subsidiaries request authorization to conduct a Non-Utility Money Pool, and the Non-Utility Subsidiaries also request authorization to make unsecured short-term borrowings from the Non-Utility Money Pool, to contribute surplus funds to the Non-Utility Money Pool, and to lend and extend credit to (and acquire promissory notes from) one another through the Non-Utility Money Pool.

AGL Resources requests authorization to contribute surplus funds and to lend and extend credit to a) the Utility Subsidiaries through the Utility Money Pool and b) the Non-Utility Subsidiaries through the Non-Utility Money Pool.  AGL Resources will not be a net borrower from either the Utility Money Pool or the Non-Utility Money Pool.

AGL Services will serve as administrator for both the Utility Money Pool and the Non-Utility Money Pool.  See exhibits 3.1 and 3.2 for the Form of Money Pool Agreements for both the Utility Money Pool and the Non-Utility Money Pool, respectively.  These agreements also provide the operating parameters of the money pool, including interest determination methods, authorization requirements and funding restrictions.

Applicants request that the Commission reserve jurisdiction over the participation in the Utility Money Pool of any Utility Subsidiary formed or acquired after the issuance of an order in this file until such time as Applicants have completed the record with respect to such company.  Applicants also request than any future acquired or formed Non-Utility Subsidiary may participate in the Non-Utility Money Pool on the terms described herein without further authorization.

Applicants believe that the cost of the proposed borrowings through both Money Pools will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the borrowing participants contributing available funds to both Money Pools will generally be higher than the typical yield on short-term investments.

k.

Changes in Capital Stock of Wholly-Owned Subsidiaries

The portion of an individual Subsidiary’s aggregate financing to be effected through the sale of stock to AGL Resources or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or an order issued in this file is unknown at this time.  The proposed sale of capital securities (i.e., common stock or preferred stock) may in some cases exceed the then authorized capital stock of such Subsidiary.  In addition, the Subsidiary may choose to use capital stock with no par value.  As needed to accommodate such proposed transactions and to provide for future issues, Applicants request authority to change the terms of any wholly-owned subsidiary’s authorized capital stock capitalization by an amount deemed appropriate by AGL Resources or other intermediate parent company.

The requested authorization is limited to AGL Resources’ wholly-owned Subsidiaries and will not affect the aggregate limits or other conditions contained herein.  A Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval.  Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business.  In addition, each of the Utility Subsidiaries will maintain, during the Authorization Period, a common equity capitalization of at least 30%.7

l.

Payment of Dividends Out of Capital or Unearned Surplus

Applicants request authority for the Non-Utility Subsidiaries to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law and state or national law applicable in the jurisdiction where each company is organized, and any applicable financing covenants.8

m.

Financing Entities

AGL Resources and the Subsidiaries seek authorization to organize new corporations, trusts, partnerships or other entities, or to use existing financing entities, such as AGL Capital, that will facilitate financings by issuing short-term debt, long-term debt, preferred securities, equity securities or other securities to third parties and transfer the proceeds of these financings to AGL Resources or their respective parent Subsidiaries.  To the extent not exempt under Rule 52, the financing entities also request authorization to issue such securities to third parties.  In connection with this method of financing, AGL Resources and the Subsidiaries may: (i) issue debentures or other evidences of indebtedness to a financing entity in return for the proceeds of the financing; (ii) acquire voting interests or equity securities issued by the financing entity to establish ownership of the financing entity (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from one to three percent of the capitalization of the financing entity), and; (iii) guarantee a financing entity’s obligations in connection with a financing transaction.  AGL Resources and the Subsidiaries also request authorization to enter into support or expense agreements with financing entities to pay the expenses of any such entity.  Any amounts issued by a financing entity to a third party under this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such financing entity.  However, the underlying intra-system

7. See New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997); Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999).

8. See FirstEnergy Corp, Holding Co. Act Release No. 35-27459 (Oct. 29, 2001).

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mirror debt and parent guarantee shall not be so included.  The authorization sought herein with respect to financing entities is substantially the same as that granted in New Century Energies, Inc.,  Holding Co. Act Release No. 26750 (Aug. 1, 1997); Conectiv, Holding Co. Act Release No. 26833 (Feb. 26, 1998) and Dominion Resources, Inc., Holding Co. Act Release No.27112 (Dec. 15, 1999).

F.

DEVELOPMENT AND ADMINISTRATIVE ACTIVITIES

Applicants propose to restructure AGL Resources’ non-utility holdings from time to time as may be necessary or appropriate in the furtherance of AGL Resources and the Subsidiaries’ authorized non-utility activities. To that end, AGL Resources requests authorization to acquire, directly or indirectly, the equity securities of one or more Intermediate Subsidiaries organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Non-Utility Subsidiaries. Intermediate Subsidiaries may also provide management, administrative, project development, and operating services to such entities.

Restructuring could involve the acquisition of one or more new subsidiaries to acquire and hold direct or indirect interests in any or all of AGL Resources and the Subsidiaries’ existing or future authorized non-utility businesses. Restructuring could also involve the merger or transfer of existing subsidiaries, or portions of existing businesses, among the AGL Resources associates and/or the reincorporation of existing subsidiaries in a different state. This would enable AGL Resources and the Subsidiaries to consolidate similar businesses and to participate effectively in authorized non-utility activities, without the need to apply for or receive additional Commission approval.

These direct or indirect subsidiaries might be corporations, partnerships, limited liability companies or other entities in which AGL Resources, directly or indirectly, might have a 100% interest, a majority equity or debt position, or a minority debt or equity position. These subsidiaries would engage only in businesses to the extent AGL Resources and the Subsidiaries are authorized, whether by statute, rule, regulation or order, to engage in those businesses. AGL Resources does not seek authorization to acquire an interest in any non-associate company as part of the authority requested in this application and states that the reorganization will not result in the entry by AGL Resources and the Subsidiaries into a new, unauthorized line of business.

The Intermediate Subsidiaries would be organized for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, Rule 58 Subsidiaries, ETCs or other non-exempt non-utility subsidiaries. Intermediate Subsidiaries may also engage in development activities (Development Activities) and administrative activities (Administrative Activities) relating to the permitted businesses of the non-utility subsidiaries.

Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal “hosts,” fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses.  Intermediate Subsidiaries request authority to expend up to $600 million during the Authorization Period on all such Development Activities. Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage AGL Resources’ investments in Non-utility Subsidiaries.

An Intermediate Subsidiary may be organized, among other things, (1) to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, Rule 58 Subsidiary, ETC or other non-exempt non-utility subsidiary; (2) after the award of such a bid proposal to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company to, among other things, effect an adjustment in the respective ownership interests in such business held by AGL Resources and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired non-utility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning to limit AGL Resources’ exposure to U.S. and foreign taxes; (7) to further insulate AGL Resources and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

Development Activities will be funded in accordance with Rules 45(b) and 52(b). To the extent that AGL Resources provides funds or guarantees directly or indirectly to an Intermediate Subsidiary that are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds or guarantees will be included in AGL Resources’ “aggregate investment” in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

G.

INTERNAL REORGANIZATION OF EXISTING INVESTMENTS

AGL Resources currently engages directly or through Non-Utility Subsidiaries in certain non-utility businesses.  AGL Resources seeks authority to engage in internal corporate reorganizations to better organize such Non-Utility Subsidiaries and investments. No authority is sought under this heading to make new investments or to change the organization for the Utility Subsidiaries. The transactions proposed under this heading will not involve the sale or other disposition of any utility assets of the Utility Subsidiaries and will not involve any change in the corporate ownership of the Utility Subsidiaries. The approval sought under this heading does not extend to the acquisitions of any new businesses or activities.

AGL Resources and Subsidiaries request authority, to the extent needed,9 to sell or to cause any Subsidiary to sell or otherwise transfer (i) such Non-Utility Subsidiaries’ businesses, (ii) the securities of current Non-Utility Subsidiaries engaged in some or all of these businesses or (iii) investments which do not involve a Non-Utility Subsidiary (i.e. less than 10% voting interest) to a different Subsidiary, and, to the extent approval is required, the Subsidiaries request authority to acquire the assets of such Non-Utility businesses, Non-Utility Subsidiaries or other then existing investment interests. Alternatively, transfers of such securities or assets may be effected by share exchanges, share distributions or dividends followed by contribution of such securities or assets to the receiving entity. In the future, following its direct or indirect acquisition of the securities of new Non-Utility Subsidiaries, AGL Resources may determine to transfer such securities or the assets of such Non-Utility Subsidiaries to other Subsidiaries as described in the preceding sentence. AGL Resources may also liquidate or merge Non-Utility Subsidiaries.

Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes.

The Commission has given approval for such general corporate reorganizations in prior cases.10

9. The sale of securities, assets or an interest in other business to an associate company may, in some cases, be exempt pursuant to Rule 43(b).

10. Exelon Corporation, Holding Co. Act Release No. 35-27545 (June 27, 2002); Energy East, Inc., Holding Co. Act Release No. 35-27228 (Dec. 12, 2000); PowerGen, plc, Holding Co. Act Release No. 35-27291 (Dec. 6, 2000); NiSource, Inc., Holding Co. Act Release No. 35-27265 (Nov. 1, 2000); Entergy Corp., Holding Co. Act Release No. 35-27039 (June 22, 1999).

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H.

FILING OF CERTIFICATES OF NOTIFICATION

To reduce expenses for both the Commission and AGL Resources and to eliminate duplicative filings with the Commission covering essentially the same subject matter, AGL Resources proposes to integrate its reporting under the Securities Exchange Act of 1934, as amended (the 1934 Act) and the 1933 Act with the reporting required under the Act. To that end, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding would be incorporated by reference into the Rule 24 certificates of notification filed with the Commission in this matter. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification would be filed within 60 days after the end of the last calendar quarter, in which transactions occur.

The Rule 24 certificates will contain the following information:

a.

If sales of common stock by AGL Resources are reported, the purchase price per share and the market price per share at the date of the agreement of sale;

b.

The total number of shares of AGL Resources’ common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted;

c.

If AGL Resources’ common stock  has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are  restricted  in the hands of the acquirer;

d.

If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

e.

The amount and terms of any financings consummated by any Utility Subsidiary that are not exempt under Rule 52;

f.

A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing;

g.

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AGL Resources, that has engaged in utility money pool transactions during the quarter; and

h.

Future registration statements filed under the 1933 Act with respect to securities that are subject of the Application will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to Rule 24.

i.

A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of AGL Resources on a consolidated basis, and each utility subsidiary.

j.

A retained earnings analysis of AGL Resources on a consolidated basis and for each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of capital surplus, and the resulting capital account balances at the end of the quarter.

Item 2. Fees, Commissions and Expenses.

The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated at $10,000 consisting chiefly of outside counsel fees and expenses.

Item 3. Applicable Statutory Provisions.

A.

Sections 6(a), 7, 9, 10 and 12 of the Act and Rules 43, 45, 46, and 54 thereunder are considered applicable to the proposed transactions.

To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

B.

The proposed transaction is subject to Rule 54, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving EWGs or FUCOs, as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied.

Neither AGL Resources nor any of its Subsidiaries presently has an interest in any EWG or FUCO and, accordingly, Rule 53 is satisfied.

Item 4. Regulatory Approval.

The Georgia Commission and the Tennessee Authority have jurisdiction over the issuances of securities by AGLC and CGC, respectively, except the issuance of debt securities with maturities of less than one year. The Virginia Commission has jurisdiction over all issuances of securities by VNG.

Except as stated above, no state commission and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.

Item 5. Procedure.

The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. The Applicants request that the Commission’s order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission’s order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission’s decision and/or order, unless the Division opposes the matters proposed herein.

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Item 6. Exhibits and Financial Statements.

List below all financial statements and exhibits filed as a part of this statement:

(a)

Exhibits

1.1

Opinion of Counsel

2.1

Proposed Form of Notice

3.1

Form of Utility Money Pool Agreement

3.2

Form of Non-Utility Money Pool Agreement

(b)

Financial Statements

FS.1

AGL Resources Inc. Consolidated Balance Sheets as of June 30, 2003 and December 31, 2002

FS.1.1

Atlanta Gas Light Company Balance Sheets as of June 30, 2003 and December 31, 2002

FS.1.2

Chattanooga Gas Company Balance Sheets as of June 30, 2003 and December 31, 2002

FS.2

AGL Resources Inc. Statements of Consolidated Income for the Six Months Ended June 30, 2003 and the Twelve Months Ended December 31, 2002

FS.2.1

Atlanta Gas Light Company Statements of Income for the Six Months Ended June 30, 2003 and the Twelve Months Ended December 31, 2002

FS.2.2

Chattanooga Gas Company Statements of Income for the Six Months Ended June 30, 2003 and the Twelve Months Ended December 31, 2002

Item 7. Information as to Environmental Effects.

The proposed transactions involve neither a “major federal action” nor “significantly affects the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

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SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

AGL Resources Inc.

Date: October 10, 2003	By: /s/ Richard T. O’Brien
Richard T. O’Brien
Executive Vice President and Chief Financial Officer

Atlanta Gas Light Company
Virginia Natural Gas, Inc.
Chattanooga Gas Company
AGL Investments, Inc.
Customer Care Services, Inc.
AGL Networks, LLC
AGL Rome Holdings, Inc.
AGL Services Company
Georgia Natural Gas Company
Pivotal Energy Services, Inc.
Sequent Energy Management, LP
Sequent, LLC
Sequent Holdings, LLC
Sequent Energy Marketing, LP
Southeastern LNG, Inc.
Trustees Investments, Inc.

Date: October 10, 2003	By: /s/ Andrew W. Evans
Andrew W. Evans
Vice President and Treasurer

AGL Capital Trust I, By: AGL Resources Inc., As Sponsor
AGL Energy Corporation
AGL Propane Services, Inc.

Date: October 10, 2003	By: /s/ Richard T. O’Brien
Richard T. O’Brien
Executive Vice President and Chief Financial Officer

Global Energy Resource Insurance Corporation

Date: October 10, 2003	By: /s/ Paul R. Shlanta
Paul R. Shlanta
President

AGL Capital Trust II By: AGL Capital Corporation, As Sponsor
AGL Capital Trust III By: AGL Capital Corporation, As Sponsor
AGL Capital Corporation

Date: October 10, 2003	By: /s/ Paul R. Shlanta
Paul R. Shlanta
President

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Exhibit Index

1.1

Opinion of Counsel

2.1

Proposed Form of Notice

3.1

Form of Utility Money Pool Agreement

3.2

Form of Non-Utility Money Pool Agreement

FS.1

AGL Resources Inc. Consolidated Balance Sheets as of June 30, 2003 and December 31, 2002

FS.1.1

Atlanta Gas Light Company Balance Sheets as of June 30, 2003 and December 31, 2002

FS.1.2

Chattanooga Gas Company Balance Sheets as of June 30, 2003 and December 31, 2002

FS.2

AGL Resources Inc. Statements of Consolidated Income for the Six Months Ended June 30, 2003 and the Twelve Months Ended December 31, 2002

FS.2.1

Atlanta Gas Light Company Statements of Income for the Six Months Ended June 30, 2003 and the Twelve Months Ended December 31, 2002

FS.2.2

Chattanooga Gas Company Statements of Income for the Six Months Ended June 30, 2003 and the Twelve Months Ended December 31, 2002

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